Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

July 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Vanessa Robertson

Re:       Cerecor Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 2, 2018

Form 10-K/A for the Fiscal Year Ended December 31, 2017

Filed May 25, 2018

Form 10-Q for the Fiscal Quarter Ended March 31, 2018 (“Form 10-Q”)

Filed May 11, 2018

File No. 001-37590

Ladies and Gentlemen:

We write this letter on behalf of our client Cerecor Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filings, as delivered to us in a telephone conversation on July 16, 2018.  In response to the Staff’s comment, the Company proposes to amend Part I, Item 4 “Controls and Procedures” in the Company’s Form 10-Q for the fiscal quarter ended March 31, 2018 to read as follows:

“Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) of the Exchange Act, our management, including our principal executive officer and our principal financial officer, conducted an evaluation as of the end of the period covered by this Quarterly Report on Form 10-Q of the effectiveness of the design and operation of our disclosure controls and procedures. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level because they did not facilitate that certain information required to be disclosed by us in our SEC filings was recorded, processed, and accurately summarized and reported within the time periods specified in the SEC’s rules and regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our principal executive and principal financial officers’ conclusion that our disclosure controls and procedures were not effective as of the end of the period covered by this Quarterly Report on Form 10-Q is due to the following errors and inconsistencies in the reports that we filed under the Exchange Act:

•                  On March 2, 2018, we filed our Annual Report on Form 10-K (“Original Form 10-K”), which did not provide a clear conclusory statement, under Item 9A “Controls and Procedures”, as to whether our principal executive and principal financial officers believed our disclosure controls and procedures were or were not effective as of the end of the period covered by the Original Form 10-K, namely December 31, 2017;

•                  The Original Form 10-K also correctly contained a conclusion that the Company had a material weakness in internal control over financial reporting as of December 31, 2017 due to a failure to prevent an unauthorized cash disbursement (the “Material Weakness”);

•                  On May 11, 2018, we filed a Quarterly Report on Form 10-Q that incorrectly concluded that because of the Material Weakness the Company’s disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act at March 31, 2018; and

•                  On May 25, 2018, in response to an SEC comment on the Original Form 10-K, we filed an amended Annual Report on Form 10-K to correct the disclosure contained in Item 9A “Controls and Procedures” and provided a clear conclusory statement that the principal executive and principal financial officers believed our disclosure controls and procedures were effective as of December 31, 2017.

Due to the above errors and inconsistencies in the Company’s filings, our principal executive and principal financial officers were unable to conclude that our disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-Q.

Changes in Internal Control Over Financial Reporting

Management had previously determined that the Company’s internal controls did not operate effectively to prevent or timely detect an unauthorized cash disbursement during the quarter ended

December 31, 2017. Specifically, these controls were not adequate to safeguard the Company’s cash assets from unauthorized transfers resulting from the failure of certain members of the finance organization to exercise appropriate skepticism and oversight for disbursement of company-owned funds. This Material Weakness in the Company’s controls resulted in the inability to prevent and timely detect the fraud loss.

Remediation of the Material Weakness

Upon identification of the Material Weakness, management began the immediate implementation of the following actions:

•                  enhanced approval requirements for electronic disbursements;

•                  increased centralization and levels of review for the processing of disbursements;

•                  implemented limits on the amount of cash available for disbursement;

•                  increased internal communications to improve security awareness and to emphasize the importance of exercising professional skepticism; and

•                  established communications protocols for attempted fraudulent disbursements.

Management completed the remediation of the Material Weakness during the Company’s fiscal quarter ended March 31, 2018.

Other than the changes associated with our remediation efforts described above, there was no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal quarter ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

*  *  *  *  *

The Company respectfully submits that the foregoing discussion is appropriately responsive to the Staff’s comment.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc: Joseph Miller, Chief Financial Officer, Cerecor Inc.